EXHIBIT 99.1

Endeavour Silver Announces Q2 2024 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, Aug. 01, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three and six months ended June 30, 2024. All dollar amounts are in US dollars (US$).

“During Q2 2024, the construction of the Terronera project continued to make excellent progress, with significant advance of the upper plant platform surface infrastructure. Staying on track for Q4 2024 commissioning reflects our team's planning, execution and dedication while ensuring financial stability and operational momentum. We are in our last big push before the finish line and remain focused on delivering value to our stakeholders,” stated Dan Dickson, CEO of Endeavour Silver.

Q2 2024 Highlights

  Production Tracking Towards Upper Range of Guidance: 1,312,573 ounces (oz) of silver and 10,549 oz of gold for 2.2 million oz silver equivalent (AgEq)(1).
  Strong Revenue from Higher Realized Prices: $58.3 million from the sale of 1,217,569 oz of silver and 9,887 oz of gold at average realized prices of $28.94 per oz silver and $2,374 per oz gold.
  Mine Operating Cash Flow: $18.9 million in mine operating cash flow before taxes(2), similar to Q2 2023.
  Adjusted Earnings: Recognized a loss of $1.0 million after excluding loss on derivative contracts, mark to market deferred share units, unrealized foreign exchange, loss on revaluation of cash settled DSUs and investments losses.
  Balance Sheet: Cash position of $68.1 million and working capital(2) of $64.5 million. The Company raised gross proceeds of $14.7 million through share issuances, primarily to fund the activities at Terronera.
  Drawdown on Terronera Senior Secured Debt Facility: During the quarter the Company completed first drawdown of $60 million from the senior secured debt facility. Subsequent to the reporting period end, the Company completed a second draw of $15 million. An additional $45 million remains committed and available for future drawdowns during the second half of 2024.
  Construction Continues on Schedule at the Terronera Mine: Overall project progress reached 64.5% completion, with more than $204 million of the project’s budget spent to date. Project commitments total $260 million, which is 96% of the $271 million capital budget, and remains on track for commissioning in Q4 2024. See news release dated July 24, 2024 here.

Operating And Financial Overview

Three Months Ended June 30			Q2 2024 Highlights	Six Months Ended June 30
2024	2023	% Change		2024	2023	% Change
			Production
1,312,573	1,494,000	(12%)	Silver ounces produced	2,772,578	3,117,545	(11%)
10,549	9,819	7%	Gold ounces produced	20,682	19,161	8%
1,303,461	1,482,255	(12%)	Payable silver ounces produced	2,753,769	3,090,467	(11%)
10,369	9,636	8%	Payable gold ounces produced	20,317	18,820	8%
2,156,453	2,279,520	(5%)	Silver equivalent ounces produced(1)	4,427,130	4,650,425	(5%)
13.43	13.52	(1%)	Cash costs per silver ounce(2)	13.30	12.27	8%
20.48	18.54	10%	Total production costs per ounce(2))	19.65	16.92	16%
23.13	22.15	(5%)	All-in sustaining costs per ounce (2)	22.24	21.11	1%
218,989	228,575	(4%)	Processed tonnes	440,783	439,648	0%
140.36	131.79	7%	Direct operating costs per tonne(2)	137.65	126.28	9%
192.68	169.59	14%	Direct costs per tonne(2)	187.19	169.54	10%
			Financial
58.3	50.0	17%	Revenue ($ millions)	122.0	105.5	16%
1,217,569	1,299,672	(6%)	Silver ounces sold	2,973,663	2,967,080	0%
9,887	9,883	0%	Gold ounces sold	20,767	19,009	9%
28.94	24.27	19%	Realized silver price per ounce	25.71	23.65	9%
2,374	1,955	21%	Realized gold price per ounce	2,238	1,937	16%
(14.0)	(1.1)	(1,229%)	Net earnings (loss) ($ millions)	(15.2)	5.4	(381%)
(1.0)	1.6	(160%)	Adjusted net earnings (loss) (2) ($ millions)	(0.7)	6.7	(110%)
10.2	12.5	(19%)	Mine operating earnings ($ millions)	21.9	28.6	(24%)
18.9	18.8	0%	Mine operating cash flow before taxes ($ millions)(2)	39.5	41.3	(4%)
8.1	11.5	(30%)	Operating cash flow before working capital changes(2)	18.3	24.0	(24%)
(2.3)	11.4	(120%)	EBITDA(2) ($ millions)	11.3	30.8	(63%)
11.9	14.4	(17%)	Adjusted EBITDA(2) ($ millions)	28.1	34.1	(18%)
64.5	78.2	(18%)	Working capital (2) ($ millions)(2)	64.5	78.2	(18%)
			Shareholders
(0.06)	(0.01)	(500%)	Earnings (loss) per share – basic ($)	(0.06)	0.03	(300%)
(0.00)	0.01	(100%)	Adjusted earnings (loss) per share – basic ($)(2)	(0.00)	0.04	(100%)
0.03	0.06	(50%)	Operating cash flow before working capital changes per share(2)	0.08	0.13	(38%)
242,889,679	191,446,597	27%	Weighted average shares outstanding	235,201,630	190,867,192	23%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Direct operating costs per tonne in Q2 2024 increased to $140.36, a 7% increase compared to $131.79 in Q2 2023. The increase in the cost per tonne compared to the prior period was driven by a strengthened Mexican peso contributing to higher labour, power and consumables costs. In 2023, the Company faced significant inflationary pressures, which have eased in 2024 but still persist.

Consolidated cash costs per silver ounce, net of by-product credits, in Q2 2024 decreased to $13.43 per silver ounce, a 1% decrease compared with $13.52 per silver ounce in Q2 2023, driven by an increase in by-product gold sales, but largely offset by an increase in direct operating costs per tonne as noted above, and a decrease in silver ore grades.

All-In-Sustaining Costs (“AISC”) increased by 4% on a per ounce basis compared to Q2 2023 due to the higher general and administrative costs and higher share-based compensation, partially offset by reduced sustaining capital expenditures.

For the six months ended June 30, 2024, consolidated direct operating costs per tonne is above annual guidance due to higher purchased material at Guanacevi and slightly higher direct input costs than estimated. At Guanacevi purchased material from local miners increased to 18% of throughput and accounted for $5.0 million or $23.02 of consolidated direct operating costs per tonne, In Q2, 2023, purchased material was $1.5 million or $6.38 of consolidated direct operating costs per tonne. With higher precious metal prices, the availability and cost of the purchased material have both increased. Per ounce guidance metrics are impacted by metal price estimates, royalties, special mining duties and normal variations in ore grades. The higher gold price realized has offset increased input costs in calculating per ounce guidance metrics. Management estimates costs per ounce metrics will be near the lower end of the guidance range, while direct operating costs per tonne will remain above guidance due to the higher metal prices.

Management assumed $23 per oz silver price, $1,840 per oz gold price and 17:1 Mexican peso to U.S. dollar exchange rate in calculating its 2024 cost guidance.

The Company reported a net loss of $14.0 million for the three-month period ended June 30, 2024 compared to a $1.0 million loss in Q2 2023.  Excluding certain non-cash and unusual items, and items that are subject to volatility which are unrelated to the Company’s operation, adjusted loss was $1.0 million compared to adjusted earnings of $1.6 million in Q2 2023.

For the three months ended June 30, 2024, revenue of $58.3 million, net of $0.4 million of smelting and refining costs, increased by 17% compared to $50.0 million, net of $0.9 million of smelting and refining costs, in Q2, 2023.  Gross sales of $58.7 million in Q2 2024 represented a 15% increase over the gross sales of $50.9 million for the same period in 2023.  A 6% decrease in silver ounces sold during the period, combined with a 19% increase in the realized silver price resulted in an 11% increase in silver sales. Gold oz sold were in line with comparative period, with a 21% increase in realized gold prices resulting in a 22% increase in gold sales. During the period, the Company sold 1,217,569 oz silver and 9,887 oz gold, for realized prices of $28.94 and $2,374 per oz, respectively, compared to sales of 1,299,672 oz silver and 9,883 oz gold, for realized prices of $24.27 and $1,955 per oz, respectively, in the same period of 2023. Silver and gold London spot prices averaged $28.68 and $2,337, respectively, during the three months ended June 30, 2024.

The Company increased its finished goods metal inventory to 268,020 oz and to 1,261 oz gold at June 30, 2024, compared to 182,128 oz silver and 779 oz gold at March 31, 2024.  The cost allocated to these finished goods was $6.1 million at June 30, 2024, compared to $4.0 million at March 31, 2024. As of June 30, 2024, the finished goods inventory fair market value was $10.8 million, compared to $6.2 million at March 31, 2024.

Cost of sales for Q2 2024 was $48.0 million, an increase of 28% over the cost of sales of $37.5 million for Q2 2023. The increase in the cost of sales compared to the prior period was driven by a strengthened Mexican peso contributing to higher labour, power and consumables costs. Throughout 2023, the Company faced significant inflationary pressures, which have eased in 2024 but still persist. Additionally, in Q2 2024 purchased material from local miners increased to 18% of Guanacevi throughput and accounted for $5.0 million of cost of sales, an increase of $3.5 million compared to Q2 2023.  The Company incurred increased depreciation costs during Q2 2024 compared to the prior period, due to lower reserve estimates at its’ operations.

The Company reported operating earnings of $1.7 million after exploration, evaluation and development costs of $4.3 million and general and administrative costs of $4.3 million. Exploration and evaluation expenses were $4.3 million, in line with $4.3 million incurred in the same period of 2023. General and administrative expenses of $4.2 million were 80% higher compared to the $2.4 million incurred for the same period of 2023; the $1.9 million increase is primarily attributable to the appreciation of the Company’s share price and the revaluation of liability recognized for cash settled deferred share units.

Finance costs, a foreign exchange loss, loss on derivative contracts and investment and other income contributed to a loss before income taxes of $11.3 million compared to $4.2 million earnings before taxes in Q2 2023.

The Company incurred a foreign exchange loss of $4.0 million in Q2 2024 compared to a foreign exchange gain of $1.9 million in Q2 2023 due to a weakening of the Mexican peso at the end of the reporting period, which decreased the US dollar value of the Mexican peso denominated working capital surplus. As part of the Debt Facility agreement, the Company entered into forward gold sale contracts and Mexican Peso purchase contracts. The Company recognized a $9.3 million loss on these derivative contracts due to the increase in gold forward prices and the depreciation of the Mexican peso in relation to the US dollar at June 30, 2024.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Allison Pettit, Director Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at apettit@edrsilver.com

Conference Call

Management will host a conference call to discuss the Company’s Q2 2024 financial results today at 1:00pm Eastern time (EDT).

Date:	Thursday, August 1, 2024

Time:	10:00am Pacific (PDT) / 1:00pm Eastern (EDT)

Telephone:	Canada & US +1-844-763-8274
International +1-647-484-8814

Replay:	Canada/US Toll Free +1-855-669-9658
International +1-412-317-0088
Passcode is 3649166

To access the replay using an international dial-in number, please click here. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the June 30, 2024 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the June 30, 2024 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at June 30, 2024	As at December 31, 2023
Current assets	$127,506	$100,773
Current liabilities	63,001	58,244
Working capital	$64,505	$42,529

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for share numbers and per share amounts)	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($14,007)	($1,054)	($15,201)	$5,402
Unrealized foreign exchange (Gain) loss	2,196	519	2,332	1,614
(Gain) loss on derivatives	9,253	-	9,253	-
Change in fair value of investments	425	3,150	1,286	53
Change in fair value of cash settled DSUs	1,159	(994)	1,624	(341)
Adjusted net earnings (loss)	($974)	$1,621	($706)	$6,728
Basic weighted average share outstanding	242,889,679	191,446,597	235,201,630	190,867,192
Adjusted net earnings (loss) per share	($0.00)	$0.01	($0.00)	$0.04

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Mine operating earnings per financial statements	$10,196	$12,542	$21,852	$28,567
Share-based compensation	74	(294)	153	(162)
Depreciation	8,639	6,596	17,516	12,849
Mine operating cash flow before taxes	$18,909	$18,844	$39,521	$41,254

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2024	2023	2024	2023
Cash from (used in) operating activities per financial statements	$12,367	$4,853	$16,950	$4,452
Net changes in non-cash working capital per financial statements	4,301	(6,606)	(1,350)	(19,508)
Operating cash flow before working capital changes	$8,066	$11,459	$18,300	$23,960
Basic weighted average shares outstanding	242,889,679	191,446,597	235,201,630	190,867,192
Operating cash flow before working capital changes per share	$0.03	$0.06	$0.08	$0.13

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($14,007)	($1,054)	($15,201)	$5,402
Depreciation – cost of sales	8,639	6,596	17,516	12,849
Depreciation – exploration, evaluation and development	188	317	347	595
Depreciation – general & administration	106	54	205	116
Finance costs	103	229	238	488
Current income tax expense	2,878	4,442	8,545	8,887
Deferred income tax expense (recovery)	(163)	766	(396)	2,442
EBITDA	($2,256)	$11,350	$11,254	$30,779
Share based compensation	1,162	416	2,332	2,041
Unrealized foreign exchange (gain) loss	2,196	519	2,332	1,614
(Gain) loss on derivatives	9,253	-	9,253	-
Change in fair value of investments	425	3,150	1,286	53
Change in fair value of cash settled DSUs	1,159	(994)	1,624	(341)
Adjusted EBITDA	$11,939	$14,441	$28,081	$34,146
Basic weighted average shares outstanding	242,889,679	191,446,597	235,201,630	190,867,192
Adjusted EBITDA per share	$0.05	$0.08	$0.12	$0.18

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Three Months Ended June 30			Six Months Ended June 30
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$23,001	$10,702	$33,703	14,878	10,600	$25,478
'Purchase of the third-party material	(5,043)	-	(5,043)	(1,457)	-	(1,457)
Smelting and refining costs included in net revenue	-	447	447	-	795	795
Opening finished goods	(2,314)	(651)	(2,965)	(4,848)	(1,063)	(5,911)
Closing finished goods	4,038	557	4,595	10,257	962	11,219
Direct operating costs	19,682	11,055	30,737	18,830	11,294	30,124
'Purchase of third-party material	5,043	-	5,043	1,457	-	1,457
Royalties	5,556	92	5,648	5,679	70	5,749
Special mining duty(1)	129	637	766	1,224	209	1,433
Direct costs	30,410	11,784	42,194	27,190	11,573	38,763
By-product gold sales	(8,622)	(14,852)	(23,474)	(8,469)	(10,853)	(19,322)
Opening gold inventory fair market value	871	851	1,722	2,500	995	3,495
Closing gold inventory fair market value	(2,187)	(751)	(2,938)	(1,629)	(1,268)	(2,897)
Cash costs net of by-product	20,472	(2,968)	17,504	19,592	447	20,039
Depreciation	5,965	2,674	8,639	3,381	3,215	6,596
Share-based compensation	60	14	74	(147)	(147)	(294)
Opening finished goods depreciation	(771)	(219)	(990)	(1,115)	(355)	(1,470)
Closing finished goods depreciation	1,326	144	1,470	2,318	288	2,606
Total production costs	$27,052	($355)	$26,697	$24,029	$3,448	$27,477

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	112,897	106,092	218,989	116,908	111,667	228,575
Payable silver ounces	1,192,165	111,296	1,303,461	1,348,366	133,889	1,482,255

Cash costs per silver ounce	$17.17	($26.67)	$13.43	$14.53	$3.34	$13.52
Total production costs per ounce	$22.69	($3.19)	$20.48	$17.82	$25.75	$18.54
Direct operating costs per tonne	$174.34	$104.20	$140.36	$161.07	$101.14	$131.79
Direct costs per tonne	$269.36	$111.07	$192.68	$232.58	$103.64	$169.59

Expressed in thousands US dollars	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$49,887	$20,521	$70,408	$33,023	$18,971	$51,994
'Purchase of the third-party material	(5,043)	-	(5,043)	(1,457)	-	(1,457)
Smelting and refining costs included in net revenue	-	940	940	-	1,451	1,451
Opening finished goods	(7,137)	(699)	(7,836)	(4,953)	(245)	(5,198)
Closing finished goods	4,038	557	4,595	10,257	962	11,219
Direct operating costs	39,353	21,319	60,672	34,378	21,139	55,517
'Purchase of third-party material	5,043	-	5,043	1,457	-	1,457
Royalties	11,888	168	12,056	12,150	134	12,284
Special mining duty(1)	1,650	697	2,347	2,494	294	2,788
Direct costs	60,326	22,184	82,510	52,971	21,567	74,538
By-product gold sales	(19,353)	(27,117)	(46,470)	(16,902)	(19,917)	(36,819)
Opening gold inventory fair market value	2,909	619	3,528	2,740	354	3,094
Closing gold inventory fair market value	(2,187)	(751)	(2,938)	(1,629)	(1,268)	(2,897)
Cash costs net of by-product	41,695	(5,065)	36,630	37,180	736	37,916
Depreciation	11,780	5,736	17,516	6,855	5,994	12,849
Share-based compensation	122	31	153	(81)	(81)	(162)
Opening finished goods depreciation	(1,459)	(197)	(1,656)	(862)	(60)	(922)
Closing finished goods depreciation	1,326	144	1,470	2,318	288	2,606
Total production costs	$53,464	$649	$54,113	$45,410	$6,877	$52,287

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	227,901	212,882	440,783	219,283	220,365	439,648
Payable silver ounces	2,523,900	229,869	2,753,769	2,783,970	306,497	3,090,467

Cash costs per silver ounce	$16.52	($22.03)	$13.30	$13.36	$2.40	$12.27
Total production costs per ounce	$21.18	$2.82	$19.65	$16.31	$22.44	$16.92
Direct operating costs per tonne	$172.68	$100.14	$137.65	$156.77	$95.93	$126.28
Direct costs per tonne	$264.70	$104.21	$187.19	$241.56	$97.87	$169.54

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$20,472	($2,968)	$17,504	$19,592	$447	$20,039
Operations share-based compensation	60	14	74	(147)	(147)	(294)
Corporate general and administrative	2,263	910	3,173	1,228	477	1,705
Corporate share-based compensation	684	277	961	430	169	599
Reclamation - amortization/accretion	101	73	174	79	66	145
Mine site expensed exploration	341	335	676	327	350	677
Equipment loan payments	78	67	145	245	489	734
Capital expenditures sustaining	5,245	2,199	7,444	6,300	2,920	9,220
All-In-Sustaining Costs	$29,244	$907	$30,151	$28,054	$4,771	$32,825
Growth exploration, evaluation and development			3,299			3,253
Growth capital expenditures			48,367			14,644
All-In-Costs			$81,817			$50,722

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	112,898	106,092	218,990	116,908	111,667	228,575
Payable silver ounces	1,192,165	111,296	1,303,461	1,348,366	133,889	1,482,255
Silver equivalent production (ounces)	1,535,148	621,257	2,156,405	1,663,223	616,297	2,279,520

All-in Sustaining cost per ounce	$24.53	$8.15	$23.13	$20.81	$35.64	$22.15

Expressed in thousands US dollars	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$41,695	($5,065)	$36,630	$37,180	$736	$37,916
Operations share-based compensation	122	31	153	(81)	(81)	(162)
Corporate general and administrative	4,467	1,711	6,178	3,844	1,355	5,199
Corporate share-based compensation	1,374	527	1,901	1,449	511	1,960
Reclamation - amortization/accretion	203	150	353	158	128	286
Mine site expensed exploration	463	649	1,112	706	663	1,369
Equipment loan payments	206	287	493	490	976	1,466
Capital expenditures sustaining	9,961	4,465	14,426	11,990	5,221	17,211
All-In-Sustaining Costs	$58,491	$2,755	$61,246	$55,736	$9,509	$65,245
Growth exploration, evaluation and development			6,823			6,316
Growth capital expenditures			86,272			27,370
All-In-Costs			$154,341			$98,931

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	227,902	212,882	440,784	219,283	220,365	439,648
Payable silver ounces	2,523,900	229,869	2,753,769	2,783,970	306,497	3,090,467
Silver equivalent production (ounces)	3,200,810	1,226,320	4,427,130	3,438,187	1,212,238	4,650,425

All-in Sustaining cost per ounce	$23.17	$11.98	$22.24	$20.02	$31.03	$21.11

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Capital expenditures sustaining	$7,444	$9,220	$14,426	$17,211
Growth capital expenditures	48,367	14,644	86,272	27,370
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$55,829	$23,864	$100,716	$44,581

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Mine site expensed exploration	$676	$677	$1,112	$1,369
Growth exploration, evaluation and development	2,187	3,253	6,823	6,316
Total exploration, evaluation and development	3,975	3,930	7,935	7,685
Exploration, evaluation and development depreciation	188	317	347	595
Exploration, evaluation and development share-based compensation	127	112	278	243
Exploration, evaluation and development expense	$4,290	$4,359	$8,560	$8,523

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Gross silver sales	$35,234	$31,543	$76,456	$70,163
Silver ounces sold	1,217,569	1,299,672	2,973,663	2,967,080
Realized silver price per ounces	$28.94	$24.27	$25.71	$23.65

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Gross gold sales	$23,474	$19,322	$46,470	$36,819
Gold ounces sold	9,887	9,883	20,767	19,009
Realized gold price per ounces	$2,374	$1,955	$2,238	$1,937

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: anticipated timing of the project; the Company’s ability to further drawdown on the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities,  Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, the Company’s ability to further drawdown on the Debt Facility, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.